UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2008

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 002-26821



       A.  Full Title of Plan:
            Brown-Forman Corporation Savings Plan
            for Collectively Bargained Employees

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm                2

Financial Statements

 Statement of Net Assets Available for Benefits,
    December 31, 2008 and 2007                                         3

 Statement of Changes in Net Assets Available for Benefits
    Year Ended December 31, 2008                                       4

 Notes to Financial Statements                                       5-11

Supplemental Schedule

 Form 5500 Schedule H, Line 4i -
    Schedule of Assets (Held at End of Year), December 31, 2008        12

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures                                                             13

Exhibit 23 Consent of Independent Registered Public Accounting Firm    14

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of the Brown-Forman Corporation Savings Plan
    for Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
June 26, 2009

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                 Statements of Net Assets Available for Benefits
                           December 31, 2008 and 2007

                                               2008                 2007
                                           -----------          -----------
Investments, at fair value               $   6,619,716        $   9,471,040

Employers' contributions receivable            117,601              120,391
Employees' contributions receivable             12,124               16,147
                                         -------------        -------------
   Net assets available for benefits
      at fair value                          6,749,441            9,607,578
                                         -------------        -------------
Adjustment from fair value to contract
   value for interest in collective
   trust relating to fully benefit-
   responsive investment contracts              27,434                3,770
                                           -----------          -----------
   Net assets available for benefits       $ 6,776,875          $ 9,611,348
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
           Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2008


Additions
   Contributions
      Employer                                                  $   459,913
      Employee                                                      924,279
                                                                -----------
                                                                  1,384,192

   Interest income                                                   28,781
   Dividend income                                                   92,881
                                                                -----------
      Total additions                                             1,505,854
                                                                -----------

Deductions
   Withdrawals by participants                                      716,982
   Net depreciation in investments                                3,622,636
   Administrative expenses                                              709
                                                                -----------
      Total deductions                                            4,340,327
                                                                -----------
Net decrease                                                     (2,834,473)
                                                                -----------
Net assets available for benefits
   Beginning of year                                              9,611,348
                                                                -----------

   End of year                                                  $ 6,776,875
                                                                ===========

The accompanying notes are an integral part of the financial statements.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                         Notes to Financial Statements
                           December 31, 2008 and 2007

1.   Description of Plan

     The sponsor of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits.

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.


     General

     The Plan is a defined contribution plan covering substantially all union hourly employees of the Company at the Louisville Production Operations, Early Times Distillery, and Bluegrass Cooperage Company. An employee becomes eligible to participate in the Plan, including receipt of Company matching contributions, after the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).



     Contributions

     Effective January 1, 2006 and June 1, 2006, employees at the Louisville Production Operations and Early Times Distillery who are members of Local Unions 1089 or 320 and 110 or 369, respectively, may contribute between 1% and 50% of their weekly compensation. Effective January 1, 2007, employees at the Bluegrass Cooperage Company may contribute between 1% and 50% of their weekly compensation. Employee contributions are not to exceed the
     Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $15,500 for both 2008 and 2007. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions to the Plan until they meet the eligibility requirements to participate in the Plan.

     Effective January 1, 2006 and June 1, 2006, employees at the Louisville Production Operations and Early Times Distillery who are members of Local Unions 1089 or 320 and 110 or 369, respectively, and who have completed one year of service shall be automatically enrolled at a 1% effective deferral of their compensation unless they elect otherwise. Effective January 1, 2007, employees at the Bluegrass Cooperage Company who are members of Local Unions 110, 320 or 2309 and who have completed one year of service shall be automatically enrolled at a 1% effective deferral of their compensation unless they elect otherwise.

     Effective January 1, 2006 and June 1, 2006, eligible participants of the Local Unions 1089 or 320 and 110 or 369, respectively, who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee's compensation, subject to the limitations of the IRC. Effective January 1, 2007, eligible participants of the Bluegrass Cooperage Company Local Unions 110, 320 or 2309 who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

     Effective January 1, 2006 and June 1, 2006, for employees at the Louisville Production Operations and Early Times Distillery that are members of Local Unions 1089 or 320 and 110 or 369, respectively, the Company shall contribute quarterly an amount equal to 100% of the participant's elective deferral for the first 3% of deferred compensation and 50% of the next 2% of deferred compensation. Effective January 1, 2007, for employees at the Bluegrass Cooperage Company that are members of Local Unions 110, 320 or 2309, the Company shall contribute quarterly an amount equal to 100% of the participant's elective deferral for the first 3% of deferred compensation and 50% of the next 2% of deferred compensation.

     Each participant's account is credited with the participant's contribution on a semi-monthly basis and an allocation of (i) the Company's contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Participants that are paid weekly shall have their accounts credited with the participants' contributions on a weekly basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total  annual  contributions,  as  defined  by  the  Plan,  credited  to  a participant's account in a plan year may not exceed the lesser of (i) $46,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the participating employee also participates in a qualified defined benefit plan maintained by the Company.

     Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, a common collective trust fund, an asset allocation fund, and a Brown-Forman Corporation Class B common stock fund.


     Vesting

     Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

     Withdrawals

     Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and recordkeeper as described in the Plan. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contributions shall be suspended for six months after the receipt of a hardship distribution.

     Forfeited Accounts

     Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future Company contributions. The forfeited balances totaled $557 and $886 at December 31, 2008 and 2007, respectively. In 2008, $1,300 from forfeited non-vested accounts were used to reinstate previously forfeited account balances of re-employed participants and/or reduce Company contributions.



2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end based on the unadjusted quoted market value of the underlying assets. The Brown-Forman Corporation Stock Fund, a unitized employer stock fund, is comprised of Brown-Forman Corporation Class B shares, which are valued at the unadjusted quoted closing market price, and a cash component. The value of a unit reflects the combined market value of the underlying Sponsor stock and market value of the short-term cash position. The Plan's interest in the Fidelity Managed Income Portfolio (a common collective trust) and the Fidelity Retirement Money Market Portfolio (money market fund) are valued based on information reported by the investment advisor using the audited financial statements of the common collective trust and money market fund at year-end.

     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

     The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gains distributions.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis


     Recent Accounting Pronouncements

     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157 "Fair Value Measurement" (SFAS 157). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The adoption of SFAS 157 in 2008 did not have a material impact on the Statement of net assets available for benefits or statement of changes in net assets available for benefits. Refer to Note 7 of the Notes to Financial Statements for the Plan's SFAS 157 disclosures.


     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

     Payment of Benefits

     Benefits are recorded when paid.

3.   Investments

     The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments with investments that represent 5% or more of Plan net assets at one or both year ends separately identified.



                                                                    December 31
                                           --------------------------------------------------------------
                                                       2008                              2007
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------
       Investments at fair value:
          Fidelity Money Market Trust
           Retirement Money Market Portfolio    532,888      $   532,888           431,370     $   431,370
          Fidelity Managed Income Portfolio     536,021          508,587           350,689         346,918
          Fidelity Growth Company Fund            7,586          371,421            8,331          691,286
          Brown-Forman Corporation Class B
           common stock                          16,001          823,909            11,090         821,902
          Fidelity Diversified
            International Fund K                 21,253          456,729                 -               -
          Fidelity Equity-Income
           Fund K                                17,531          541,003                 -               -
          Fidelity Magellan Fund                     -               -             33,993       3,190,939
          Fidelity Equity-Income Fund                 -               -             17,101         943,298
          Fidelity Diversified
           International Fund                         -               -             20,005         798,215
          Fidelity Magellan Fund K              35,065        1,606,671                 -               -
          Other investments
            individually less than 5%           167,885       1,778,508            115,004       2,247,112
                                                             ----------                         ----------
                                                            $ 6,619,716                       $ 9,471,040
                                                             ==========                        ==========

     During 2008, the Plan's investments, including gains on investments bought and sold, as well as held during the year, depreciated in value as follows:


                                                                2008
                                                             -----------
       Mutual funds                                          $(3,508,101)
       Brown-Forman Corporation
        Class B common stock                                    (114,535)
                                                            ------------
                                                             $(3,622,636)
                                                            ============

4.   Tax Status

     The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Certain administrative costs incurred by the Plan are paid by the Sponsor. Participant recordkeeping fees were waived by Fidelity. In addition, other administrative services are provided by the Sponsor but not charged to the Plan. Administrative expenses totaled $709 in 2008.

     The Brown-Forman Corporation Class B Common Stock Fund is a unitized employer stock fund comprised of Brown-Forman Corporation Class B shares and a cash component. The participants of the Plan, as well as participants in other Sponsor plans, may invest in this employer stock fund. The total fund was comprised of $23,012,050 of Brown-Forman Corporation Class B Common Stock and a $469,631 cash component as of December 31, 2008. During 2008, purchases and sales of 275,233 and 206,334 shares of Brown-Forman Corporation Class B stock, respectively, were made by the employer stock fund.

     7.   Fair Value Measurements


     Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures regarding fair value measurements. Fair value is defined under SFAS 157 as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. The Plan has adopted the provisions of SFAS 157 as of January 1, 2008.

     Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. A description of the valuation methodologies used for assets measured at fair value is included in Note 2. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

     Level 1 - Unadjusted quoted prices in active markets for identical assets. The Plan's investments with active markets include its investment in the Brown-Forman Corporation Class B common stock as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

     Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets. The Plan has concluded that the investments in the common collective trust and money market funds represent a Level 2 valuation.

     Level   3   -   Unobservable   inputs   (i.e.    projections,    estimates,
     interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets.

     In accordance with SFAS 157, the following table represents the Plan's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:



                                                   Fair Value Measurements at December 31, 2008
                               ------------------------------------------------------------------------------------

                                                        Quoted Market            Significant
                                                        Prices in Active         Other                  Significant
                                                        Markets for              Observable             Unobservable
                                                        Identical Assets         Inputs                 Inputs
                               Total                    (Level 1)               (Level 2)               (Level 3)
                               -------------            -------------           ------------            -----------
                               -------------            -------------           ------------            -----------

Mutual funds                   $  4,737,649            $    4,737,649            $          -            $         -
Brown-Forman Corporation
  Class B common stock              823,909                   823,909                       -                      -
Money market fund                   549,571                         -                 549,571                      -
Common collective trust fund        508,587                         -                 508,587                      -
                               -------------            -------------            ------------            -----------
Total Investments              $  6,619,716             $   5,561,558            $  1,058,158             $        -
                               =============            =============            ============            ===========

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                            Plan #016 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2008


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

Janus Enterprise Fund                       4,928 Mutual Fund Shares          $        161,981
PIMCO Total Return Fund                    18,714 Mutual Fund Shares                   189,760
Royce Low Priced Stock Fund                 5,824 Mutual Fund Shares                    53,462
Hartford Capital
 Appreciation Fund                          7,826 Mutual Fund Shares                   198,308
Fidelity Magellan Fund K*                  35,065 Mutual Fund Shares                 1,606,671
Fidelity Equity-Income Fund K*             17,531 Mutual Fund Shares                   541,003
Fidelity Growth Company Fund*               7,586 Mutual Fund Shares                   371,421
Fidelity Low Priced Stock Fund K*           8,987 Mutual Fund Shares                   207,701
Fidelity Diversified
 International Fund K*                     21,253 Mutual Fund Shares                   456,729
Fidelity Freedom Income*                      463 Mutual Fund Shares                     4,429
Fidelity Freedom 2000*                         13 Mutual Fund Shares                       127
Fidelity Freedom 2010*                      7,113 Mutual Fund Shares                    73,691
Fidelity Freedom 2020*                     19,168 Mutual Fund Shares                   192,635
Fidelity Freedom 2030*                      3,884 Mutual Fund Shares                    37,904
Fidelity Freedom 2040*                     10,638 Mutual Fund Shares                    59,466
Fidelity Freedom 2005*                        193 Mutual Fund Shares                     1,618
Fidelity Freedom 2015*                     20,693 Mutual Fund Shares                   177,129
Fidelity Freedom 2025*                     17,398 Mutual Fund Shares                   143,187
Fidelity Freedom 2035*                      8,821 Mutual Fund Shares                    70,834
Fidelity Freedom 2045*                      2,881 Mutual Fund Shares                    18,956
Fidelity Freedom 2050*                      2,230 Mutual Fund Shares                    14,406
Fidelity Money Market Trust
 Retirement Money Market Portfolio*      532,888 Money Market Shares                   532,888
Fidelity Managed Income Portfolio*       536,021 Common collective trust
                                             fund units                                536,021**
Allegiant Mid Cap Value I*                     7 Mutual Fund Shares                         62
Spartan International Index Fund*            359 Mutual Fund Shares                      9,599
Spartan Extended Market Index Fund*          249 Mutual Fund Shares                      5,624
Spartan U.S. Equity Index
 Fund*                                     4,418 Mutual Fund Shares                    140,946

Brown-Forman Corporation
  Stock Fund:
 Brown-Forman Corporation*          16,001 shares Class B common stock                 823,909
 Institutional Money Market                   Money market deposit account,
   Portfolio - Class 1*                      interest rate 2.37%                        16,683
                                                                                     -----------
                                                                                   $ 6,647,150
                                                                                     ===========

*Party-in-interest to the Plan
** This represents contract value for the Fidelity Managed Income Portfolio
   At Fair Value this investment is $508,587.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees has duly caused this report to be signed by the undersigned thereunto duly authorized.




BROWN-FORMAN CORPORATION SAVINGS PLAN
 FOR COLLECTIVELY BARGAINED EMPLOYEES

BY:



/s/ Lisa Steiner
Lisa Steiner
Member, Employee Benefits Committee
(Plan Administrator)

Brown-Forman Corporation


June 26, 2009

                                                                      EXHIBIT 23

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated June 26, 2009 relating to the financial statements and supplemental schedule of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees, which appears in this Form 11-K.





/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
June 26, 2009
                                       14